Filed pursuant to Rule 424(b)(3) of the Rules and Regulations of the Securities Act of 1933
Registration No. 33-59257

PROSPECTUS
Effective Date: August 14, 2007

13,788,347 Shares
of
Common Stock
(without par value)
of
The Procter & Gamble Company
To Participants in the
Procter & Gamble
Shareholder Investment Program

     All purchases of securities made pursuant to the Procter & Gamble Shareholder Investment Program may be made on any securities exchange on which common stock of The Procter & Gamble Company is traded, in the over-the-counter market or by negotiated transactions. The Company has no control over the prices at which the agent purchases shares of Procter & Gamble Common Stock pursuant to the Procter & Gamble Shareholder Investment Program. For detailed information regarding the terms and conditions of purchases made under the Procter & Gamble Shareholder Investment Program, you should carefully read this prospectus and any supplement before you invest. You should also read the “Incorporation of Certain Information by Reference” section of this prospectus for information on us and our financial statements. The Procter & Gamble Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “PG”.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS
BEGINNING ON PAGE 2 OF THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT
BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 20, 2007

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus, or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.
     You should not assume that the information contained in this prospectus is accurate as of any date other than the date listed on the bottom front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS
13,788,347 SHARES OF COMMON STOCK (WITHOUT PAR VALUE)

THE PROCTER & GAMBLE COMPANY SHAREHOLDER INVESTMENT PROGRAM
     The Procter & Gamble Company Shareholder Investment Program (“the Program”) is a direct stock purchase plan designed to encourage long-term investment in The Procter & Gamble Company (“the Company”) Common Stock by providing eligible investors with a convenient and economical method to purchase Company shares and to reinvest cash dividends toward the purchase of additional shares.
     Key features of the Plan are listed below:
•	J.P. Morgan Securities, Inc. is the Agent for stock purchases and sales. PNC Bank, National Association holds the shares acquired under the Program as Custodian, either in its or its nominee’s name. The Procter & Gamble Company Shareholder Services Department (“Shareholder Services”) administers the Program.

•	Persons and entities who are not shareholders of record may enroll by completing a New Account Application Form and submitting it to Shareholder Services. The minimum initial investment is $250.00. Authorization Forms, Application Forms and all other Program documents are available from Shareholder Services or by accessing the Company website at www.pg.com/investor.

•	Shareholders of record who are not employees may enroll by signing a Dividend Reinvestment Authorization Form and submitting it to Shareholder Services.

•	Once enrolled in the Program, you may make additional investments of $50.00 or more by check, money order or direct debit of a checking or savings account. In addition, employees of the Company and certain of its subsidiaries may participate through payroll deduction, wherever available.

•	The cost of shares of the Company’s common stock (“the Common Stock”) acquired under the Program is the average price of all shares purchased for each Investment Period, plus any brokerage charges and applicable administrative fees. All participants pay any brokerage charges on purchases under the Program. Additionally, participants who are not employees or retirees of the Company may pay certain fees to Shareholder Services for administering the Program. Please see the section titled “Cost of the Program” for full details.

•	You may sell all or any portion of your Common Stock through the Plan. All participants pay any brokerage charges on sales under the Program plus a per share administrative fee. Additionally, participants who are not employees or retirees of the Company pay a per transaction fee on sales. Please see “Cost of the Program” for full details.

•	The Common Stock is listed on the New York and Paris Stock Exchanges.
     To the extent required by applicable law in certain jurisdictions, shares offered under the Program are offered through the Agent. It is recommended that this Prospectus be retained for future reference.
THE COMPANY
     The Procter & Gamble Company is focused on manufacturing and distributing branded consumer goods products of superior quality and value to improve the lives of the world’s consumers. Its products are sold throughout the United States and abroad. The Company was incorporated in Ohio in 1905 and is the outgrowth of a business founded in 1837 by William Procter and James Gamble. The Company’s principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and the telephone number is (513) 983-1100.
     Following is a listing you may use to contact the Program administrator:

Written Inquiries:	The Procter & Gamble Company Shareholder Services P. O. Box 5572 Cincinnati, OH 45201-5572 Email: shareholders.im@pg.com Website: www.pg.com/investor

Street Address:	The Procter & Gamble Company Shareholder Services One Procter & Gamble Plaza Cincinnati, OH 45202

Telephone Inquiries:	1-800-742-6253 US and Canada (Monday-Friday; 9:00 a.m. — 4:00 p.m. EST) or 1-513-983-3034 (Outside the US)
RISK FACTORS
     You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated by reference before investing in Common Stock of the Company. The following risks could materially and adversely affect the Company’s business, financial condition, cash flows and results of operations. In that case, the trading price of the Common Stock could decline.
A material change in the demand for our products could have a significant impact on our business.
     We are a consumer products company and rely on continued global demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. This is dependent on a number of factors including our ability to manage and maintain key customer relationships and our ability to develop effective sales, advertising and marketing programs in an increasingly fragmented media environment. In addition, our continued success is dependent on leading-edge innovation, with respect to both products and operations. This means we must be able to obtain patents that lead to the development of products that appeal to our consumers across the world.
The ability to achieve our business objectives is dependent on how well we can respond to our local and global competitors.
     Across all of our categories, we compete against a wide variety of global and local competitors. As a result, there are ongoing competitive product and pricing pressures in the environments in which we operate, as well as challenges in maintaining profit margins. To address these challenges, we must be able to successfully respond to competitive factors, including pricing, promotional incentives and trade terms, as well as technological advances and patents granted to competition.
Our ability to successfully integrate key acquisitions, primarily Gillette, could impact our business results.
     Since our goals include a growth component tied to acquisitions, we must be able to successfully manage and integrate key acquisitions, such as the acquisition of The Gillette Company. Specifically, we must be able to integrate acquisitions without any significant disruption to our ability to manage and execute business plans on our base businesses. In addition, our financial results could be adversely impacted if we are not able to deliver the expected cost and growth synergies associated with our acquisitions.
Our businesses face cost pressures which could affect our business results.
     Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, cost of labor, foreign exchange and interest rates. Our costs in 2006 were impacted by higher commodity costs and this trend is likely to continue in 2007. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects (including outsourcing projects), sourcing decisions and certain hedging transactions. In the manufacturing and general overhead areas, we need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements.
We face risks associated with significant international operations.
     We conduct business across the globe with a significant portion of our sales outside the United States. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographical markets, as well as any political or economic disruption due to terrorist and other hostile activities.

Our business is subject to regulation in the U.S. and abroad.
     Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Accordingly, our ability to manage regulatory, tax and legal matters (including product liability, patent, and intellectual property matters as well as those related to the integration of Gillette and its subsidiaries) and to resolve pending matters within current estimates may impact our results.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
     All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on financial data, market assumptions and business plans available only as of the time the statements are made, which may become out of date or incomplete. We assume no obligation to update any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. For a discussion of the factors which could cause actual results to differ from expectations, please see the previous section entitled “Risk Factors” in this prospectus, in any prospectus supplement relating to the Program and in the documents incorporated by reference into this prospectus.
AVAILABLE INFORMATION
     The Company files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.
     The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials also can be obtained by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.
     In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
     The Company has filed with the SEC a registration statement on Form S-3 with respect to the securities that the Company is offering through this prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the “registration statement.” This prospectus does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents filed by the Company (File No. 1-434) with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:
     1. The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006.
     2. The Company’s Quarterly Reports on Form 10-Q filed on November 1, 2006, for the period ended September 30, 2006; on January 31, 2007, for the period ended December 31, 2006; and on May 2, 2007, for the period ended March 31, 2007.
     3. The Company’s reports on Form 8-K filed on July 14, 2006, October 27, 2006, December 15, 2006, May 14, 2007 and June 12, 2007.
     4. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained in any subsequent Prospectus or Prospectus Supplement hereunder or in any document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. All documents incorporated by reference into the Form S-3 of which this prospectus is a part are also incorporated by reference, unless the information therein is superseded by a later filing.
     The Company will provide without charge to each person to whom a copy of this prospectus is delivered, upon the oral or written request of such person, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Shareholder Services Department, The Procter & Gamble Company, P.O. Box 5572, Cincinnati, Ohio 45201-5572, telephone: (800) 742-6253 (US and Canada); or (513) 983-3034 (outside the US).
USE OF PROCEEDS
     Purchases of Common Stock under the Program will be made in the open market and the Company will not receive any proceeds under the Program (other than limited funds received in the form of certain fees and interest on funds pending investment; please see section titled “Cost of the Program” for full details).
TERMS AND CONDITIONS OF THE SHAREHOLDER INVESTMENT PROGRAM
     The following is a description of The Shareholder Investment Program of the Company:
Overview
•	The purpose of the Program is to encourage long-term investment in the Company by offering eligible participants a convenient and economical way to buy shares of its Common Stock and to reinvest cash dividends toward the purchase of additional shares.

•	The Program is administered by the Procter & Gamble Shareholder Services Department (“Shareholder Services”). Shareholder Services also serves as the Company’s stock transfer and dividend disbursing agent.

•	J.P. Morgan Securities, Inc. is the Agent for stock purchases and sales. PNC Bank, National Association acts as Custodian and holds the shares acquired under the Program.

•	Participation in the Program is entirely voluntary. You may join the Program at any time and request that your account be closed whenever you wish.
Eligibility
     Any person or entity is eligible to enroll in the Program provided that the enrollment procedures are satisfied as described below under the heading “How to Enroll”. In the case of citizens or residents of a country other than the United States, its territories, and possessions, the Company determines, in its sole discretion, whether participation is reasonably practicable and does not violate foreign or domestic laws applicable to the Company or the prospective participant.
How to Enroll
•	After being furnished with a copy of this prospectus, any shareholder of record may enroll in the Program.

•	Shareholders of record who are not employees may enroll by signing a Dividend Reinvestment Authorization Form and submitting it to Shareholder Services. Application Forms, Authorization Forms and all other Program documents may be obtained from Shareholder Services or by accessing the Company website at www.pg.com/investor.

•	If you are an employee of the Company and wish to enroll in the Program through payroll deductions, wherever offered, you initiate the deduction by following the enrollment instructions provided under “Employee Resources” on my.pg.com.

•	Persons or entities who are not shareholders of record may enroll by completing a New Account Application Form and submitting it to Shareholder Services. In addition to your Application Form, you must include your initial investment by either submitting an Automatic Investment Form authorizing an automatic withdrawal from your checking or savings account, or by sending a first-party check or money order made payable to “Procter & Gamble SIP” (in U.S. dollars and drawn on a U.S. bank). The minimum initial investment in the Program is $250.00.

•	There is no administrative fee charged for enrolling in the Program.

•	If you are an employee of the Company, there is no minimum initial investment if you use the payroll deduction feature.

•	If you are a beneficial owner of shares of Common Stock registered in “street name” by a bank or broker, you may become a shareholder of record by requesting at least one share of Common Stock be re-registered in your name electronically through Direct Registration System. You should contact your broker or bank to re-register the share(s). Once you have become a shareholder of record you will receive a Dividend Reinvestment Authorization Form from the Company for enrollment in the Program.

•	Participation in the Program begins when the Company receives and accepts your completed New Account Application or Dividend Reinvestment Authorization and, if applicable, initial investment. Participation will include reinvestment of the next dividend payment only if the forms are received and accepted by the Company on or before the record date for that dividend. The record date is usually ten calendar days after a dividend is declared.

•	Once you have enrolled, your participation continues automatically unless terminated by the Company or you request that your Program account be closed (refer to sections “Closing Your Account” and “Termination”).
How the Program Works
•	By participating in the Program, you authorize the use of your cash dividends on Common Stock held in certificated form, the Program, and/or your optional cash investments for the purchase of additional shares of Common Stock.

•	Participants wishing to receive some or all of their dividends in cash may do so by informing Shareholder Services, in writing.

•	If your available credits to the Program do not purchase an exact number of full shares, a fractional share will be credited to your account.

•	All shares subject to dividend reinvestment will earn future dividends, which will be reinvested for you in additional shares of Common Stock, subject to any federal income tax withholding. Any fractional share receives a proportional amount of dividends paid.
Optional Cash Investments
•	Eligible participants may purchase additional Company shares by making optional cash investments in the Program under either of the following methods:
          Automatic Investment via Direct Debit
•	You authorize direct debit(s) (in U.S. Dollars) from your checking or savings account for the amount(s) you want to invest.

•	There is no administrative fee charged by the Company for investing automatically via direct debit.

•	You can choose to make a one-time automatic investment or you can establish regular monthly or twice-monthly investments.

•	With automatic investment, the funds are debited from your checking or savings account on or about the 5th and/or 20th days of the month, as you designate.

•	To take advantage of this feature, your financial institution must be a member of the Automated Clearing House (ACH).

•	If you have established online access to your SIP account, you can simply log-in and establish/change an automatic investment under the “Perform Transactions” tab. To request online access to your account, please visit www.pg.com/investor or contact Shareholder Services.

•	You can also establish/change an automatic investment by returning a completed Automatic Investment Form to Shareholder Services. Forms are available for printing on the Company website at www.pg.com/investor or may be obtained by contacting Shareholder Services.

          Investment by Check or Money Order
•	You can make optional cash investments via personal check or money order, made payable in U.S. dollars and drawn on a U.S. bank, to “Procter & Gamble SIP”.

•	There is a $2.50 administrative fee on investments made via check or money order by participants who are not employees or retirees. This fee is deducted from the amount submitted for investment. Please see “Cost of the Program” for full details.

•	You should include with your payment a completed Optional Cash Payment form supplied with your Program Statement. If a completed form does not accompany your check or money order, there may be a delay in the investment of your payment.

•	The payment and accompanying Optional Cash Payment Form should be mailed to the Company’s lockbox operations at PNC Bank, P.O. Box 641477, Pittsburgh, PA 15264-1477 (as pre-printed on the reverse side of the form).
•	The minimum optional cash investment in any form is $50.00. There is no minimum optional cash investment for employees of the Company who elect to use the payroll deduction feature. You may make optional cash investments up to a total of $6,000,000.00 in a calendar year. Optional cash investments in excess of the $6,000,000.00 limit for any calendar year or below the $50.00 minimum will be returned to you. There is no obligation to make optional cash payments at any time.

•	The Company reserves the right to place a temporary restriction on Program shares to verify the receipt of good funds with respect to any optional cash payment.

•	Wherever available, payroll deduction may be used to purchase shares for employees of the Company. A New Account Application Form must be initiated through “Employee Resources” on my.pg.com. If you wish to change any aspect of your payroll deduction selection, you must go into my.pg.com; Employee Resources; My Data; My Paycheck Deductions and submit the appropriate changes.
Dividend Reinvestment
•	By participating in the Program you authorize the use of your cash dividends for the purchase of additional shares of the Company’s Common Stock.

•	You may choose to reinvest none or only a portion of your cash dividends on the shares of Common Stock registered in your name (either certificated or those held in your Program account) by logging into your SIP account online and requesting the change under the “Perform Transactions” tab. You can also make changes by notifying Shareholder Services in writing. Dividends on shares held in Direct Registration System do not qualify for dividend reinvestment. Dividends not reinvested will be paid to you by check.

•	You may also elect to have your dividends deposited by the Company directly into one of your bank accounts. To select this option, you should submit a Direct Deposit Authorization Form to Shareholder Services.

•	Changes to dividend payments may be made by notifying Shareholder Services in writing. To be effective, any change in dividend election must be received and accepted by Shareholder Services on or before the record date for the next dividend (refer to section “How to Enroll” for a description of the determination of record dates).
Investment Periods
•	The Agent maintains control over the times when and the prices at which it purchases shares of Common Stock for the Program. The amount of Common Stock to be purchased, the manner in which shares of Common Stock are purchased, and the selection of a broker or dealer through which purchases may be executed are also determined by the Agent.

•	Each day the Agent purchases Common Stock for the Program is an “Investment Date.” The Company informs the Agent of the amount of optional cash payments and dividends, if any, available for investment on or about each Friday for optional cash payments and on payable date for dividends. If any Friday is not a Business Day, the Company will inform the Agent of the amount if any, on or about the next succeeding Business Day (“Business Day” refers to a day on which the Company, the Agent and the New York Stock Exchange are open for business).

•	Optional cash payments received less than two (2) Business Days before any Investment Date will not be available for investment until the next Investment Date. PARTICIPANTS WILL RECEIVE NO INTEREST FROM THE COMPANY OR THE AGENT ON ANY FUNDS HELD PENDING INVESTMENT. Such interest, if any, will be retained by the Company.

Purchase and Price of Shares
•	Purchases will be made by the Agent and may be made on any securities exchange on which the Common Stock is traded, in the over-the-counter market or by negotiated transactions, and may be subject to such terms of price, delivery, etc., as the Agent may agree.

•	The Agent may commingle your funds with those of other participants for the purpose of executing purchases.

•	The Company has no control over the times when and the prices at which the Agent purchases shares of Procter & Gamble Common Stock. The amount of shares of Common Stock to be purchased, the manner in which these shares are purchased, and the selection of a broker or dealer through which purchases may be executed for the Program is also determined by the Agent.

•	The cost per share of Common Stock purchased for your Program account will be the average price of all shares purchased to satisfy Program requirements for any Investment Period, plus any brokerage charges and applicable administrative fees.
Cost of the Program
     The Company charges certain fees for administering the Program. The following is a summary of various transactions/services and the associated fees.
•	Initial Enrollment — No Fee.

•	Optional Cash Investment (including Initial) via Automatic Direct Debit — No Fee.

•	Optional Cash Investment (including Initial) via check or money order — $2.50, deducted from investment. This fee is waived for Company employees and retirees.

•	Dividend Reinvestment — No Fee.

•	Sale of Program Shares (not requested online) — $15.00, plus $0.12 per share, inclusive of applicable brokerage charges. The $15.00 fee is waived for Company employees and retirees.

•	Sale of Program Shares (requested online) — $7.50, plus $0.12 per share, inclusive of applicable brokerage charges. The $7.50 fee is waived for Company employees and retirees.

•	Any brokerage charges incurred on sales and purchases will be passed through to participants, and are reflected in the price per share purchased/sold. Current brokerage charges on sales and purchases are approximately $.02 per share, but are subject to change at any time without prior notice.
Records
•	The Company will send you a detailed statement for each week in which your Program account has optional investment, sale or transfer activity. This statement will describe all transactions for the calendar year-to-date. Statements will not be mailed following dividend reinvestments unless you request them. Participants can also enroll in on-line account access at www.pg.com/investor. Once enrolled, participants may then elect electronic notification, meaning delivery of statements, reports, prospectuses and other materials under the applicable securities laws are via electronic mail and the Internet. Annual statements reflecting calendar year to date activity will be mailed to all participants following the last dividend payment of the year.

•	Participants who are employees of the Company whose only transactions are payroll deductions will receive quarterly email notification that their account information is available for viewing via on-line access. Enrollment in the plan constitutes acceptance of this means of information delivery.

•	At a participant’s request, the Company will provide replacement statements. The cost of a replacement statement for participants who are not employees or retirees of the Company is $10.00 per request. The cost for employees/retirees is $5.00. A first-party check or money order must be made payable to Procter & Gamble SIP and must accompany the written request.

•	All notices, statements and reports will be sent to your last known address. Many States have enacted abandoned property laws which may require the Company, the Custodian or the Agent to remit to the State all stock and dividends held in those Program accounts for which the owner cannot be located. Accordingly, you should promptly notify Shareholder Services of any change of address.

Share Certificates and Share Safekeeping
•	Shares purchased for your Program account are held by the Custodian.

•	At the time of enrollment in the Program, or at any later time, you may deposit any of your Common Stock certificates with the Company for safekeeping. Shares represented by the deposited certificates will be included in book-entry form in your Program account.

•	If you wish to have only a portion of your cash dividends on Common Stock held in your Program account reinvested, you must notify Shareholder Services, in writing.

•	If you wish to have none of your cash dividends reinvested, your shares will be placed in Direct Registration System form. Direct Registration System is a securities industry initiative that provides for electronic direct registration of securities on our books, in your existing Company account registration and allows shares to be transferred between the Company and your broker electronically.

•	Shares deposited are treated in the same manner as shares purchased through the Program and may be transferred or sold through the Program. For tax purposes, it is important that you keep records of the original purchase price of these shares for subsequent gain or loss calculations.

•	If you wish to deposit Common Stock certificates with the Company, you must complete and return to Shareholder Services, the Common Stock certificates to be deposited, along with a properly completed Certificate Safekeeping Form or a letter of instructions. The certificates should not be endorsed. When mailing stock certificates, we recommend sending the certificates via registered mail, return receipt requested, insured for 2% of the value.

•	Shares held in Program accounts may not be pledged. Any shares of Common Stock you wish to pledge must be converted to certificated shares. If you make a written request to the Company, certificates for some or all of the full shares credited to your account, including any shares deposited under the share safekeeping feature, will be sent to you. If the request to issue a certificate exceeds 1,000 shares, your signature on the request must be guaranteed by a financial institution that is a member of a recognized Medallion signature guarantee program.
Sale of Shares
•	At any time, you may request that the Agent sell some or all of the shares of Common Stock credited to your Program account by sending a completed Sale/Certificate Withdrawal Form to Shareholder Services. With online access to your account, you may also request sales electronically under the “Perform Transactions” tab.

•	The Agent usually will sell the requested shares of Common Stock within three (3) Business Days after receipt of your instructions, unless such receipt occurs during the two-day period prior to the dividend record date (the “ex-dividend period”) in which case the sale will occur as soon as practicable after the ex-dividend period.

•	Sales of your shares may be made on any securities exchange on which shares of Common Stock are traded, in the over-the-counter market, or by negotiated transactions, and may be subject to such terms of price, delivery, etc., as the Agent may agree.

•	You will receive proceeds of sales of your shares of Common Stock based upon the average price of all shares sold on the particular sale date, less any administrative fees, brokerage charges and any required federal tax withholding, if applicable.

•	Proceeds of the sales will be paid by check or the funds may be directly deposited into your checking account. A voided check must accompany all requests for direct deposit of the sale funds (no deposit slips will be accepted). Proceeds of sales requested electronically via online access will be paid by check and are not eligible for direct deposit.

•	A request to sell all shares held in a Program account, of a participant who is not an employee using the payroll deduction feature, will be treated as a request from the participant to close his or her Program account and as a request to terminate direct debits, if any. If your sale request exceeds 1,000 shares, your signature on the sale request must be guaranteed by a financial institution that is a member of a recognized Medallion signature guarantee program.

Transfer of Shares
•	If a Program participant wishes to transfer the ownership of all or part of the shares held in his/her Program account to another person, the participant must submit a properly completed Stock Transfer Form or send detailed written instructions to Shareholder Services. Stock Transfer Forms may be obtained at www.pg.com/investor or by contacting Shareholder Services. Transfers may not be for less than one (1) share.

•	Requests for transfer are subject to the same requirements as for Common Stock certificates, including the requirement of a Medallion signature guarantee on the stock assignment or Stock Transfer Form.

•	Transferred shares will continue to be held by the Custodian under the Program. An account will be opened in the name of the transferee, if he or she is not already a Program participant, and the transferee will automatically be enrolled in the Program.

•	If the transferee is not already a registered shareholder or a Program participant, the donor may make a reinvestment election for the transferee at the time of the transfer. If the donor does not make a reinvestment election, then full dividend reinvestment will be assumed for all of the transferred shares.

•	There is no administrative fee for transfers.
Closing Your Account
•	You may request that the Company close your Program account at any time by sending a properly completed Sale/Certificate Withdrawal Form to Shareholder Services.

•	If you are an employee of the Company and are using the payroll deduction feature, you must cancel your payroll deduction through Employee Resources on my.pg.com prior to closing your account.

•	If the request to close your account is received by the Company on or after the record date for a dividend payment, the dividend will be included with the sales proceeds.

•	Any optional cash payments which have been sent to the Company prior to the request to withdraw from the Program will be invested unless return of the optional cash payment is expressly requested in the request for withdrawal and the request for withdrawal is received at least two (2) Business Days prior to the completion of the next Investment Period.

•	A request to close your Program account will also be treated as a request to cease any direct debits authorized with respect to your checking or savings accounts.

•	If you prefer to transfer your shares to your brokerage account, contact your broker to request the transfer using the Direct Registration System. Your broker can initiate the electronic transfer of the shares. Alternatively, you may receive a certificate for the number of full shares of Common Stock credited to your Program account and a check for the net sales proceeds of any fractional share, if applicable. Any fractional share will be aggregated with other shares to be sold under the Program on a particular day. The price and net proceeds you will receive for any fractional share will be calculated pursuant to the procedures outlined under the heading “Sale of Shares”, including applicable administrative and brokerage charges.

•	If you prefer, all shares held for you will be sold and you will receive a check for the net proceeds pursuant to the procedures outlined under “Sale of Shares”. After your Program account has been closed, if you wish to re-enroll, you must satisfy all enrollment and eligibility procedures as discussed under the headings “Eligibility” and “How to Enroll”.
Termination
•	The Company reserves the right to terminate your participation in the Program if your Program account balance falls below one whole share of Common Stock for a period of six months or more.

•	If the Company terminates your participation for this reason, you will receive a check for the net sales proceeds of your fractional share, if applicable, in the same manner as if you had chosen to close your account in the Program.

•	After your participation in the Program has terminated, no further investments may be made without re-enrolling in the Program.

•	The Company reserves the right to amend or terminate the Program at any time and, upon any termination, to take appropriate action required to cause a distribution to you of all whole shares, the cash value of any fractional share, and any cash held in your account.

Tax Information
     Although your dividends will be reinvested, they are subject to income tax as if they were paid to you in cash. You may also be subject to income tax on gains resulting from sales of your shares. You should consult with your tax adviser concerning your personal tax situation.
     You will receive an annual statement summarizing all the transactions in your account for that year. YOU SHOULD RETAIN THIS STATEMENT FOR INCOME TAX PURPOSES. The year-end statement will include an Information Return summarizing dividends paid (i.e. 1099-DIV) to you during the year. If applicable, you will also receive an Information Return summarizing proceeds from sales transactions during the prior year (i.e. 1099-B) or an Information Return for dividends paid on non-U.S. accounts (i.e. 1042-S). These are mailed in January and March, respectively. The Program administrator must provide copies of these Information Returns to the U.S. Internal Revenue Service. Although the Company makes efforts to assist Program participants by providing periodic statements and other reports, Program participants have the ultimate responsibility for maintaining their own records for tax and other purposes.
Voting
     You will be given the opportunity to vote the total number of shares held in your Program account as of the record date for any shareholder vote.
Stock Dividends and Splits
     Appropriate adjustments in the number of shares of Common Stock registered under the Program will be made to give effect to any stock splits, stock dividends or similar changes in the Common Stock. Any stock dividends or split shares distributed by the Company on shares of its Common Stock held by the Custodian, an affiliate of the Custodian or a nominee of the Custodian or its affiliate for you will be credited to your account. In the event the Company makes available to its holders of Common Stock rights to purchase additional shares, debentures, or other securities, the Agent will sell rights accruing to shares held by the Custodian, an affiliate of the Custodian or a nominee of the Custodian or its affiliate for participants and invest the resulting funds in additional shares of Common Stock for the account of each participant during the next Investment Period following receipt of such funds. Accordingly, if you wish to exercise any such rights, you should request the Company to issue certificates for shares held in your account to receive such rights directly.
Liability
     Neither the Company, the Custodian, nor the Agent shall be liable under the Program for any act done in good faith or any good faith omission to act including, without limitation, any claims for liability:
•	arising out of failure to terminate the participant’s participation in the Program upon the participant’s death,

•	with respect to the prices at which shares are purchased or sold for a participant’s account and the times at which purchases or sales are made, and

•	in connection with the value of shares after their purchase by the Agent.
     THE PROGRAM DOES NOT REPRESENT A CHANGE IN THE DIVIDEND POLICY OF THE COMPANY, WHICH WILL CONTINUE TO DEPEND ON EARNINGS, FINANCIAL REQUIREMENTS AND OTHER FACTORS. SHAREHOLDERS WHO DO NOT WISH TO PARTICIPATE IN THE PROGRAM WILL CONTINUE TO RECEIVE CASH DIVIDENDS, AS DECLARED, BY CHECK, IN THE USUAL MANNER.
     THE COMPANY CANNOT ASSURE YOU OF A PROFIT OR PROTECT YOU AGAINST A LOSS ON SHARES OF COMMON STOCK PURCHASED UNDER THE PROGRAM.
Governing Law
     The terms and conditions of the Program and its operation shall be governed by the laws of the State of Ohio without regard to the choice of law provisions of the State of Ohio, whether common law or statutory.

DESCRIPTION OF PROCTER & GAMBLE CAPITAL STOCK
     Under the Company’s Amended Articles of Incorporation, the Company’s authorized capital stock consists of 10,000,000,000 shares of Common Stock, 600,000,000 shares of Class A Preferred Stock, and 200,000,000 shares of Class B Preferred Stock, all of which are without par value. As of March 31, 2007, there were 3,148,924,126 shares of Common Stock, 82,217,331 shares of Series A ESOP Preferred Stock, and 65,746,657 shares of Series B ESOP Preferred Stock issued and outstanding, and 838,068,666 shares of Common Stock were held in the Company’s treasury.
Classification of Board of Directors
     Prior to the 2005 annual meeting of shareholders, the Company’s board of directors was divided into three classes. The classes were as equal in number as was possible depending on the total number of Directors at any time. Each Director served for a term of three years. The classes were arranged so that the terms of the Directors in each class expired at successive annual meetings. This meant that the shareholders elected approximately one-third of the members of the Board of Directors annually. At the 2005 annual meeting of shareholders, the Company’s shareholders approved a proposal to amend the Company’s Code of Regulations to provide for the annual election of Directors. As a transition mechanism, this amendment provided that Directors serving on the date of the 2005 annual meeting of shareholders, including those elected at the 2005 annual meeting to serve a three-year term, would serve the remainder of their elected terms. Starting with the 2006 annual meeting of shareholders, as the term of each remaining class expires, the Directors in that class, along with those other Directors whose terms have expired since the 2005 annual meeting of shareholders, will be elected annually. For example, the three-year term of the Directors elected at the 2003 annual meeting expires at the 2006 annual meeting, and these directors are nominated for new one-year terms that will expire at the 2007 annual meeting. At the 2007 annual meeting, the three-year term of the directors elected at the 2004 annual meeting will expire as well as the one-year terms of the Directors elected at the 2006 annual meeting. All Directors will be elected annually starting with the 2008 annual meeting of shareholders, when the three-year term of those Directors elected at the 2005 annual meeting of shareholders expires.
Procter & Gamble Common Stock
     Voting Rights. Each holder of Company Common Stock is entitled to one vote for each share of Company Common Stock held of record on the applicable record date on all matters submitted to a vote of shareholders.
     Dividend Rights; Rights Upon Liquidation. Each holder of Company Common Stock is entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Company’s board of directors, subject to any preferential dividend rights granted to the holders of any outstanding Company Preferred Stock. In the event of any liquidation, dissolution or winding up, each share of Company common stock is entitled to share pro rata in any distribution of the Company’s assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Company shares of Class A Preferred Stock and Class B Preferred Stock.
     Conversion. Holders of Company Common Stock do not have any conversion rights and such shares are not subject to any redemption provisions.
     Preemptive Rights. Holders of Company Common Stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. No shares of Company Common Stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company.
Procter & Gamble Preferred Stock
     Procter & Gamble Preferred Stock Outstanding. The outstanding shares of Company preferred stock are duly authorized, validly issued, fully paid and non-assessable.
     Voting Rights. Each holder of Company Class A Preferred Stock is entitled to one vote for each share of Company Class A Preferred Stock held of record on the applicable record date on all matters submitted to a vote of shareholders. The holders of Class B Preferred Stock are not entitled to vote other than as provided by law.
     Dividend Rights; Rights Upon Liquidation. The holders of Class A Preferred Stock and Class B Preferred Stock have the right to receive dividends prior to the payment of dividends on the Common Stock. The Company’s board of directors has the power to determine certain terms relative to any Class A Preferred Stock and Class B Preferred Stock to be issued, such as the power to establish different series and to set dividend rates, the dates of payment of dividends, the cumulative dividend rights and dates, redemption rights and prices, sinking fund requirements, restrictions on the issuance of such shares or any series thereof, liquidation price and conversion rights. Also, the Company’s board of directors may fix such other express terms as may be permitted or required by law.

     Series A ESOP Convertible Class A Preferred Stock. The Company has designated 145,454,544 shares as “Series A ESOP Convertible Class A Preferred Stock.” The Company’s Board has determined the terms of the Series A ESOP Preferred Stock, which can only be held by an employee stock ownership plan or other Company benefit plan. Upon transfer of Series A ESOP Preferred Stock to any other person, such transferred shares shall be automatically converted into shares of Common Stock. According to the Company’s Articles, each share of Series A ESOP Preferred Stock has a cumulative dividend of $0.5036075 per year and a liquidation price of $6.82 per share (as adjusted for the stock splits on October 20, 1989, May 15, 1992, August 22, 1997 and May 21, 2004 and the Smucker transaction effective June 1, 2002), is redeemable by the Company or the holder, is convertible at the option of the holder into one share of Common Stock and has certain anti-dilution protections associated with the conversion rights. Appropriate adjustments to dividends and liquidation price will be made to give effect to any stock splits, stock dividends or similar changes to the Series A ESOP Preferred Stock. Moreover, the Company’s board of directors retains the right to declare dividends higher than those called for by the Company Articles. The Company’s board of directors has exercised this right so that the dividend rate for the Series A ESOP Preferred Stock has been equal to the dividend rate for Common Stock.
     Series B ESOP Convertible Class A Preferred Stock. The Company has also designated 76,569,672 shares as “Series B ESOP Convertible Class A Preferred Stock.” The Company’s Board has determined the terms of the Series B ESOP Preferred Stock. According to the Company Articles, each share of Series B ESOP Preferred Stock has a cumulative dividend of $1.022 per year and a liquidation price of $12.96 per share (as adjusted for the stock splits on May 15, 1992, August 22, 1997 and May 21, 2004 and the Smucker transaction effective June 1, 2002), is redeemable by the Company or the holder under certain circumstances, is convertible at the option of the holder into one share of Common Stock and has certain anti-dilution protections associated with the conversion rights. Appropriate adjustments to dividends and liquidation price will be made to give effect to any stock splits, stock dividends or similar changes to the Series B ESOP Preferred Stock. Moreover, the Company’s board of directors retains the right to declare dividends higher than those called for by the Company Articles. The Company’s board of directors has exercised this right so that the dividend rate for the Series B ESOP Preferred Stock has been equal to the dividend rate for Common Stock.
     Blank Check Preferred Stock. Under the Articles, the Company’s board of directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series.
LEGAL OPINION
     The legality of the shares of Common Stock offered hereby has been passed upon for the Company by Chris B. Walther, Esq., Senior Counsel, The Procter & Gamble Company. Mr. Walther is a contingent owner of shares of Common Stock and may be a participant in the Program.
EXPERTS
     The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of The Procter & Gamble Company and subsidiaries, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to the adoption of SFAS 123 (Revised 2004), “Share Based Payment” and change in the Company’s method of accounting for Treasury Stock, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal controls, and (3) express an unqualified opinion on the effectiveness of internal controls over financial reporting), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.